Exhibit (a)(5)(I)

DATE:	August 9, 2007

TO:	All THD Associates

FROM:	Frank Blake

RE:	HD Supply Sale and Tender Offer Update
Attached is a press release we just issued regarding an update on the HD Supply sale and tender offer to repurchase The Home Depot shares. As the release makes clear, we and the potential buyers for HD Supply are discussing changes to the deal, including a possible reduction in the $10.325 billion purchase price.
As I said when we announced the strategic review of HD Supply in February, our goal is to optimize shareholder value. That’s still the goal. Because we are in the negotiating process, we can’t provide more detail at this time, but we will keep you informed as the process continues.
In addition, the attached press release announces an amendment to our tender offer to repurchase 250 million of The Home Depot shares. In view of the current stock market conditions, we are amending the terms of the tender offer to a new range of between $37 and $42 per share. The tender offer is not contingent on the closing of the HD Supply sale.
The Home Depot shareholders, including those of you who own our shares, will receive updated information in the mail explaining more about the amended tender offer.
Finally, and most importantly, today’s announcements have no impact on our $2.2 billion investment to support our five key priorities for driving retail growth. Thanks again for your hard work and commitment to delivering on our goals and making sure we continue to provide great customer service.
This message is intended for an internal audience only.